UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Williams Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

96950F104

(CUSIP Number)

James J. Bender
One Williams Center
Tulsa, Oklahoma 74172-0172
(918) 573-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 96950F104

	1.	Name of Reporting Person: The Williams Companies, Inc.		I.R.S. Identification Nos. of above persons (entities only):

	2.	Check the Appropriate Box if a Member of a Group (See Instructions):
		(a)	☐
		(b)	☒

	3.	SEC Use Only:

	4.	Source of Funds (See Instructions): OO (please see Item 3)

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

	6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
			7.	Sole Voting Power: 0

			8.	Shared Voting Power:* 4,613,527 common units

			9.	Sole Dispositive Power: 0

			10.	Shared Dispositive Power:* 4,613,527 common units

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 4,613,527 common units

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.1%

	14.	Type of Reporting Person (See Instructions): HC;CO

* The Williams Companies, Inc. also may be deemed to beneficially own 7,000,000 Subordinated Units representing limited partner interests in Williams Partners L.P., which may be converted into Common Units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Amended and Restated Agreement of Limited Partnership of Williams Partners L.P., as amended, which is incorporated herein by reference.

CUSIP No. 96950F104

1.	Name of Reporting Person: Williams Energy Services, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 4,185,288 common units

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 4,185,288 common units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 4,185,288 common units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.1%

14.	Type of Reporting Person (See Instructions): OO - limited liability company

* Williams Energy Services, LLC also directly owns 887,450 Subordinated Units representing limited partner interests in Williams Partners L.P. and may be deemed to be the beneficial owner of an additional 3,714,411 Subordinated Units, all of which may be converted into Common Units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Amended and Restated Agreement of Limited Partnership of Williams Partners L.P., as amended, which is incorporated herein by reference.

CUSIP No. 96950F104

1.	Name of Reporting Person: Williams Partners GP LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,363,527

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,363,527

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 3,363,527

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.3%

14.	Type of Reporting Person (See Instructions): HC; OO - limited liability company

* In addition to 3,363,527 common units, Williams Partners GP LLC, the sole general partner of Williams Partners L.P., owns a 2% general partner interest in and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Williams Partners L.P.

Introduction
     This Amendment No. 5 further amends Items 2, 3, 4, 5 and 6 and Schedule 1 of the Schedule 13D originally filed by The Williams Companies, Inc. (“TWC”), Williams Energy Services, LLC (“WES”), Williams Energy, L.L.C. (“WE”), MAPCO Inc. (“MAPCO”), Williams Partners Holdings LLC (“Holdings”) and Williams Partners GP LLC (“GP LLC”) with the SEC on September 2, 2005 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on April 13, 2006 (“Amendment No. 1”), Amendment No. 2 filed on June 26, 2006 (“Amendment No. 2”), Amendment No. 3 filed on December 19, 2006 (“Amendment No. 3”) and Amendment No. 4 filed on December 20, 2007 (“Amendment No. 4”). This statement relates to common units representing limited partner interests (“Common Units”) of Williams Partners L.P., a Delaware limited partnership (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 shall remain unchanged. This Amendment No. 5 is filed by TWC, WES and GP LLC (collectively, the “Reporting Persons”).
Item 2. Identity and Background
     The information previously provided in response to this Item 2 is hereby amended by adding the following:
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of GP LLC, TWC or WES has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The information previously provided in response to this Item 3 is hereby amended by adding the following:
     Pursuant to the Underwriting Agreement, dated December 5, 2007 (the “Underwriting Agreement”), between the Issuer, GP LLC, Williams Partners Operating LLC, a wholly owned subsidiary of the Issuer, and Lehman Brothers Inc., Citigroup Global Markets Inc. and Merrill Lynch & Co., as representatives of the underwriters listed on schedule 1 of the Underwriting Agreement (collectively, the “Underwriters”), the Issuer offered and sold in a firm commitment underwritten offering 9,250,000 common units representing limited partner interests in the Issuer (“Common Units”) on December 11, 2007. Pursuant to the Underwriting Agreement, the Issuer granted the Underwriters a 30-day option to purchase up to an additional 1,387,500 Common Units (the “Option”) on the same terms as the Common Units sold by the Partnership. On January 9, 2008, the Underwriter purchased 800,000 additional Common Units from the Issuer after partially exercising the Option.
     Pursuant to the Redemption Agreement, GP LLC agreed to transfer to the Issuer, and the Issuer agreed to redeem from GP LLC, a number of Common Units equal to the number of Common Units purchased from the Issuer by the Underwriters upon exercising the Option. As a result of the exercise of the Option by the Underwriters, the Issuer redeemed 800,000 Common Units from GP LLC on January 9, 2008 (the “Redemption Units”) in accordance with the Redemption Agreement. The Issuer redeemed the Redemption Units from GP LLC at a price per Common Unit of $36.24, the net proceeds per Common Unit (after deducting underwriting discounts and commissions, but before expenses) in the public offering conducting pursuant to the Underwriting Agreement.
     On November 29, 2007, William Lowrie, a member of the board of directors of TWC, acquired beneficial ownership of 350 common units in an open market transaction at a price of $38.50 per common unit. On December 6, 2007, Mr. Michael H. Krimball, a member of the board of directors of GP LLC, acquired beneficial ownership of 20,000 common units in an open market transaction at a price of $38.15 per common unit. On December 6, 2007, the Shelly Stone Armstrong Trust dated August 10, 2004, acquired 5,000 common units in an open market transaction at a price of $38.25 per common unit. Mr. Alan S. Armstrong, the Chief Operating Officer and a member of the board of directors of GP LLC, is the trustee of the Shelly Armstrong Trust. On December 15, 2007, Mr. Krimball acquired beneficial ownership of an additional 663 common units as a grant of restricted common units under the Williams Partners GP LLC Long-Term Incentive Plan.
     References to, and descriptions of, the Underwriting Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Underwriting Agreement filed as Exhibit 1-1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on December 10, 2007.
     References to, and descriptions of, the Redemption Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Redemption Agreement filed as Exhibit 10.4 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on December 17, 2007.

Item 4. Purpose of Transaction
     The information previously provided in response to this Item 4 is hereby amended by replacing the text thereof in its entirety with the following:
     The Common Units reported in Item 3 above were acquired for investment purposes.
     Pursuant to the Amended and Restated Limited Liability Company Agreement of GP LLC (the “GP LLC Agreement”), WES has the right to appoint the board of directors of GP LLC. Through the right to appoint the board of directors of GP LLC pursuant to the GP LLC Agreement, WES and, through its 100% direct ownership of WES, TWC have the ability to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer, and thus, the Reporting Persons’ investment.
     The Subordinated Units beneficially owned by WES are convertible into Common Units on a one-for-one basis once certain financial tests set forth in the Issuer’s Amended and Restated Agreement of Limited Partnership, as amended by Amendments No. 1, 2 and 3 thereto (as amended, the “Partnership Agreement”), are met. WES and the other owners of the Subordinated Units may distribute the Common Units issued upon conversion of the Subordinated Units to their respective members, although they may elect to dispose of some or all of the Subordinated Units earlier in public or private transactions.
     Pursuant to the terms of the Partnership Agreement, among other conditions, GP LLC may not be removed from its position as general partner of the Issuer unless 66 2/3% of the outstanding units, voting together as a single class, including units held by GP LLC and its affiliates, vote to approve such removal and the Issuer receives an opinion of counsel regarding limited liability and tax matters. Any removal of GP LLC is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by GP LLC and its affiliates would give them the practical inability to prevent GP LLC’s removal.
     The Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove GP LLC as the Issuer’s general partner or otherwise change the Issuer’s management. If any person or group other than GP LLC and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from GP LLC or its affiliates and any transferees of that person or group approved by GP LLC or to any person or group who acquires the units with the prior approval of the board of directors of GP LLC.
     Under the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units, Subordinated Units or other partnership securities proposed to be sold by GP LLC or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of GP LLC as the Issuer’s general partner.
     On April 6, 2006, the Issuer entered into a Purchase and Sale Agreement (the “Initial Purchase Agreement”) with WES, Williams Field Services Group, LLC (“WFSG”), Williams Field Services Company, LLC (“WFSC”), GP LLC and Williams Partners Operating LLC, the operating subsidiary of the Issuer (“Williams OLLC”). Pursuant to the Initial Purchase Agreement, WES, WFSG, WFSC and GP LLC agreed to contribute to the Issuer a 25.1% membership interest (the “Initial Four Corners Interest”) in Williams Four Corners LLC (“Four Corners”) for aggregate consideration of $360.0 million. The following description of the Initial Purchase Agreement is qualified in its entirety by reference to the Initial Purchase Agreement filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on April 7, 2006 which is incorporated in its entirety in this Item 4.
     In accordance with the Initial Purchase Agreement, on June 20, 2006, the Issuer, Williams OLLC, WES, WFSG, WFSC and GP LLC entered into a Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”) pursuant to which WES, WFSG, WFSC and GP LLC contributed the Initial Four Corners Interest to the Issuer in exchange for aggregate consideration of approximately $360.0 million. On June 20, 2006 and prior to the closing of the transactions contemplated by the Contribution Agreement, WFSC contributed to Four Corners its natural gas gathering, processing and treating assets in the San Juan Basin in New Mexico and Colorado. The foregoing description of the Contribution Agreement is qualified in its entirety by reference to the Contribution Agreement filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on June 20, 2006 which is incorporated in its entirety in this Item 4.
     On June 20, 2006, the Issuer also closed a public offering of 7,590,000 Common Units at a public offering price of $31.25 per Common Unit and a private placement of $150 million aggregate principal amount of 7 1/2% Senior Notes due 2011. A portion of the net proceeds of these offerings were used to pay the purchase price for the Initial Four Corners Interest. The offerings and the acquisition of the Initial Four Corners Interest materially increased the capitalization of the Issuer.
     On November 16, 2006, the Issuer entered into a Purchase and Sale Agreement (the “Subsequent Purchase Agreement”) with WES, WFSG, WFSC, GP LLC and Williams OLLC. Pursuant to the Subsequent Purchase Agreement, WES, WFSG, WFSC and GP LLC agreed to contribute to the Issuer the remaining 74.9% membership interest in Four Corners that the Issuer did not already own (the “Remaining Four Corners Interest”) for aggregate consideration of $1.223 billion, subject to possible adjustment in favor of the Issuer. The foregoing description of the Subsequent Purchase Agreement is qualified in its entirety by reference to the Subsequent Purchase Agreement filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on November 21, 2006 which is incorporated in its entirety in this Item 4.
      In accordance with the Subsequent Purchase Agreement, on December 13, 2006, Issuer, Williams OLLC, WES, WFSC, WFSG and GP LLC entered into a Contribution, Conveyance and Assumption Agreement pursuant to which WES, WFSG, WFSC and GP LLC contributed the Remaining Four Corners Interest in exchange for aggregate consideration of $1.223 billion.
      On December 13, 2006, the Issuer also closed (i) a public offering of 8,050,000 Common Units at a public offering price of $38.00 per Common Unit, (ii) a private placement of $600 million aggregate principal amount of 7 1/4% Senior Notes due 2017 and (iii) a private placement of 2,905,030 Common Units and 6,805,492 Class B units representing limited partner interest in the Issuer (“Class B Units”) at a negotiated purchase price of $36.59 per Common Unit and $35.81 per Class B Unit. The net proceeds from these offerings were used to pay the purchase price for the Remaining Four Corners Interest. These offerings and the acquisition materially increased the capitalization of the Issuer. The Class B units converted into Common Units on a one-for-one basis on May 21, 2007 upon the approval of the Issuer’s common unitholders.
     On November 30, 2007, the Issuer entered into a Purchase and Sale Agreement (the “Wamsutter Purchase Agreement”) with WES, WFSG, WFSC, GP LLC and Williams OLLC. Pursuant to the Wamsutter Purchase Agreement, WES, WFSG, WFSC and GP LLC agreed to contribute to the Issuer 100% of the Class A limited liability company membership interests and 50% of the initial Class C units representing limited liability company membership interests (the “Wamsutter Interest”) in Wamsutter for aggregate consideration of $750.0 million. The following description of the Wamsutter Purchase Agreement is qualified in its entirety by reference to the Wamsutter Purchase Agreement filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on December 3, 2007 which is incorporated in its entirety in this Item 4.
     In accordance with the Wamsutter Purchase Agreement, on December 11, 2007, WFSC and Wamsutter entered into an Assignment Agreement (the “Assignment Agreement”) pursuant to which WFSC transferred an approximate 1,700-mile natural gas gathering system, including a natural gas processing plant, located in the Washakie Basin in Wyoming to Wamsutter. The foregoing description of the Assignment Agreement is qualified in its entirety by reference to the Assignment Agreement filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on December 17, 2007 which is incorporated in its entirety in this Item 4.
     In accordance with the Wamsutter Purchase Agreement, on December 11, 2007, the Issuer, Williams OLLC, WES, WFSG, WFSC and GP LLC entered into a Contribution, Conveyance and Assumption Agreement (the “Wamsutter Contribution Agreement”) pursuant to which WES, WFSG, WFSC and GP LLC contributed the Wamsutter Interest to the Issuer in exchange for aggregate consideration of $750.0 million. The foregoing description of the Wamsutter Contribution Agreement is qualified in its entirety by reference to the Wamsutter Contribution Agreement filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on December 17, 2007 which is incorporated in its entirety in this Item 4.
     On December 11, 2007, the Issuer also closed a public offering of 9,250,000 common units at a public offering price of $37.75 per Common Unit. The Issuer used the net proceeds from this offering to pay $333.3 million of the $750 million aggregate consideration to acquire the Wamsutter Interest and to pay approximately $1.9 million of estimated expenses associated with the offering and the acquisition of the Wamsutter Interest. The Issuer financed the remainder of the aggregate consideration through (i) $250 million of term loan borrowings less associated transactions costs under the Issuer’s $450 million revolving credit facility, (ii) the issuance of 4,163,527 unregistered Common Units to GP LLC and (iii) the increase in GP LLC’s capital account in the amount of approximately $10.3 million to allow it to maintain its 2% general partner interest in GP LLC.
     The public offering and the issuance of unregistered common units to GP LLC materially increased the capitalization of the Issuer.
     The information provided in Item 3 above is hereby incorporated by reference herein.
     The Issuer may from time to time increase the amount of its quarterly distribution to unitholders at the discretion of the board of directors of GP LLC. The information provided under the caption “Issuer’s Partnership Agreement-Cash Distributions” under Item 6 below is hereby incorporated by reference herein.
     As of the date of this Schedule 13D, none of the Reporting Persons, and to the Reporting Persons’ knowledge, none of the Listed Persons has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that (i) the Reporting Persons or their affiliates or the Listed Persons may, from time to time or at any time, subject to market and general economic conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units or Subordinated Units now owned or hereafter acquired by them to one or more purchasers, (ii) members of the board of directors of GP LLC may choose not to stand for re-election at the end of their respective terms and (iii) the Issuer may issue Common Units or other securities representing interests in the Issuer to participants, including executive officers and directors of GP LLC, pursuant to GP LLC’s Long Term Incentive Plan:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.
     Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Listed Persons may entertain discussions with, and proposals to, the Issuer, to other unitholders of the Issuer or to third parties.

     References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement, as amended, filed as Exhibit 3.3 to the Issuer’s annual report on Form 10-K (File No. 001-32599) filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2007 which is incorporated in its entirety in this Item 4. References to, and descriptions of, the GP LLC Agreement as set forth in this Item 4 are qualified in their entirety by reference to the GP LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 which is incorporated in its entirety in this Item 4. References to, and descriptions of, the Initial Purchase Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Initial Purchase Agreement filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on April 7, 2006 which is incorporated in its entirety in this Item 4. References to, and descriptions of, the Interest Contribution Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Interest Contribution Agreement filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on June 20, 2006 which is incorporated in its entirety in this Item 4. References to, and descriptions of, the Subsequent Purchase Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Subsequent Purchase Agreement filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on November 21, 2006 which is incorporated in its entirety in this Item 4. References to, and descriptions of, the Wamsutter Purchase Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Wamsutter Purchase Agreement filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on December 17, 2007, which is incorporated in its entirety in this Item 4. References to, and descriptions of, the Assignment Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Assignment Agreement filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on December 17, 2007, which is incorporated in its entirety in this Item 4. References to, and descriptions of, the Wamsutter Contribution Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Wamsutter Contribution Agreement filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on December 17, 2007, which is incorporated in its entirety in this Item 4.
Item 5. Interest in Securities of the Issuer
     The information previously provided in response to this Item 5 is hereby amended by replacing the text thereof in its entirety with the following:
          (a) (1) WES is the record owner of 158,473 Common Units and, as the sole stockholder of MAPCO, the sole member of Williams Discovery Pipeline LLC (“Williams Pipeline”) and the sole member of GP LLC, may, pursuant to Rule 13d-3, (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to beneficially own the 447,308 common units held of record by WE, the 215,980 common units held of record by Williams Pipeline and the 3,363,527 common units held of record by GP LLC, for a total of 4,185,288 Common Units, which based on calculations made in accordance with Rule 13d-3 and there being 45,774,728 common units outstanding as of January 9, 2008, represents 9.1% of the outstanding Common Units. WES is also the record owner of 887,450 subordinated units and, as the sole stockholder of MAPCO and the sole member of Williams Pipeline, may, pursuant to Rule 13d-3, be deemed to beneficially own the 2,504,925 Subordinated Units held of record by WE and the 1,209,486 Subordinated Units held of record by Williams Pipeline, for a total of 4,601,861 Subordinated Units, which may be converted into Common Units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Partnership Agreement. WES, as the sole member of GP LLC, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by GP LLC.
          (2) TWC, as the direct or indirect 100% owner of each of WES, WE, Williams Pipeline and Holdings may, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 4,613,527 Common Units held of record by WES, GP LLC, WE, Williams Pipeline and Holdings, which based on calculations made in accordance with Rule 13d-3 and there being 45,774,728 Common Units outstanding as of January 9, 2008, represents 10.1% of the outstanding Common Units. TWC, as the direct or indirect 100% owner of each of WES, WE, Williams Pipeline and Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 7,000,000 Subordinated Units held of record by WES, WE, Williams Pipeline and Holdings, which represent all of the outstanding Subordinated Units as of January 9, 2008. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Partnership Agreement. TWC, as the sole member of WES, as the sole member of GP LLC, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by GP LLC.
          (3) GP LLC is the record owner of 3,363,527 common units, which based on the calculations made in accordance with Rule 13d-3 and there being 45,774,728 common units outstanding as of January 9, 2008, represents 7.3% of the outstanding common units. GP LLC, as the sole general partner of the Issuer, also owns a 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.
          (4) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons. The principal business of WE, a Delaware limited liability company, is to hold common and subordinated units in the Issuer and hold interests in Discovery Producer Services LLC. The principal business of MAPCO, a Delaware corporation, is to hold interests in WE. The principal business of Holdings, a Delaware limited liability company, is to hold common and subordinated units in the Issuer. The business address of each of WE, MAPCO and Holdings is One Williams Center, Tulsa, Oklahoma 74172-0172. During the past five years, to the Reporting Persons’ knowledge, none of MAPCO, WE or Holdings has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.
     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. The members of Holdings — MAPCO, Williams Midstream Natural Gas Liquids, Inc., Williams Natural Gas Liquids, Inc. and ESPAGAS USA Inc. — may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by Holdings. Except for the foregoing and the cash distribution described in Item 6 below under the Caption “Issuer’s Partnership Agreement — Cash Distributions”, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information previously provided in response to this Item 6 is hereby amended by replacing the text thereof in its entirety with the following:
     The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
Omnibus Agreement
     Under the terms of an Omnibus Agreement, dated August 23, 2005, entered into among the Issuer, GP LLC, WES, WE, Williams Pipeline, Holdings, Williams OLLC and (for purposes of Articles V and VI thereof only) TWC (the “Omnibus Agreement”):

•	GP LLC will provide the Issuer with a five-year partial credit for general and administrative, or G&A, expenses incurred on the Issuer’s behalf. For 2005, the amount of this credit was $3.9 million on an annualized basis but was pro rated from the closing of the Issuer’s initial public offering (the “Offering”) through the end of 2005. Beginning in 2006, the amount of the G&A credit was $3.2 million, and the amount of the credit decreases by $800,000 for each subsequent year. As a result, after 2009, the Issuer will no longer receive any credit and will be required to reimburse GP LLC for all of the G&A expenses incurred on the Issuer’s behalf.

•	Holdings, WES, WE and Williams Pipeline (collectively, the “Williams Indemnitors”) will indemnify the Issuer against certain environmental and related liabilities arising out of or associated with the operation of the assets before the closing date of the Offering. These liabilities include both known and unknown environmental and related liabilities, including: (i) remediation costs associated with the KDHE Consent Orders and certain fugitive natural gas liquids associated with the Issuer’s Conway storage facilities; (ii) the costs associated with the installation of wellhead control equipment and well meters at the Issuer’s Conway storage facility; (iii) KDHE-related cavern compliance at the Issuer’s Conway storage facility; and (iv) the costs relating to the restoration of the overburden along the Issuer’s Carbonate Trend pipeline in connection with erosion caused by Hurricane Ivan in September 2004. The Williams Indemnitors will not be required to indemnify the Issuer for any project management or monitoring costs. This indemnification obligation will terminate three years after the closing of the Offering, except in the case of the remediation costs associated with the KDHE Consent Orders which will survive for an unlimited period of time. There is an aggregate cap of $14.0 million on the amount of indemnity coverage, including any amounts recoverable under the Issuer’s insurance policy covering those remediation costs and unknown claims at Conway. In addition, the Issuer is not entitled to indemnification until the aggregate amounts of claims exceed $250,000. Liabilities resulting from a change of law after the closing of the Offering are excluded from the environmental indemnity by the Williams Indemnitors for the unknown environmental liabilities.

•	The Williams Indemnitors will also indemnify the Issuer for liabilities related to:
•	certain defects in the easement rights or fee ownership interests in and to the lands on which any assets contributed to the Issuer are located and failure to obtain certain consents and permits necessary to conduct the Issuer’s business that arise within three years after the closing of the Offering; and

•	certain income tax liabilities attributable to the operation of the assets contributed to the Issuer prior to the time they were contributed.

•	The Williams Indemnitors will reimburse the Issuer for the excess (up to $3.4 million) of the Issuer’s original 40% share (approximately $27.8 million) of the total cost of the Tahiti pipeline lateral expansion project above the amount of the required escrow deposit ($24.4 million) attributable to the Issuer’s original 40% interest in Discovery Producer Services LLC, a Delaware limited liability company (“Discovery”). The Williams Indemnitors will reimburse the Issuer for these capital expenditures upon the earlier to occur of a capital call from Discovery or Discovery actually incurring the expenditure. The Williams Indemnitors will also reimburse the Issuer for its original 40% share of any liability to Discovery for potential shipper refunds that may be required by FERC for retained system gas gains and the over-recovery of lost and unaccounted-for gas at Discovery in excess of $4.0 million. Although the Partnership acquired an additional 20% ownership interest in Discovery, the Discovery-related indemnifications under the Omnibus Agreement continue to be based on the 40% ownership interest the Partnership held when the Omnibus Agreement became effective.

•	The Williams Indemnitors will indemnify the Issuer for any liabilities associated with the failure of MAPCO to assign a license relating to a fractionation process used at the Conway fractionation facility to the Issuer and/or any costs incurred in obtaining a consent to such assignment.

•	TWC will grant a license to the Issuer for the use of certain marks, including the Issuer’s logo, for as long as TWC controls GP LLC, at no charge.
Issuer’s Partnership Agreement
     GP LLC, as the sole general partner of the Issuer, and WE, WES, Williams Pipeline and Holdings, as limited partners of the Issuer, and all other limited partners of the Issuer are party to the Partnership Agreement.

Cash Distributions
     Pursuant to the terms of the Issuer’s Partnership Agreement, the Issuer intends to make minimum quarterly distributions of $0.35 per unit per quarter, or $1.40 per unit on an annualized basis, if the Issuer has sufficient cash from its operations after the establishment of cash reserves and payment of fees and expenses, including payments to GP LLC in reimbursement for all expenses incurred by it on the Issuer’s behalf. In general, the Issuer will pay any cash distributions made each quarter to its unitholders in the following manner:
     first, 98% to the common unitholders, pro rata, and 2% to GP LLC, until each outstanding common unit has received the minimum quarterly distribution for that quarter;
     second, 98% to the common unitholders, pro rata, and 2% to GP LLC, until each outstanding common unit has received any arrearages in payment of the minimum quarterly distribution for any prior quarters during the subordinated period;
     third, 98% to the subordinated unitholders, pro rata, and 2% to GP LLC, until each outstanding subordinated unit has received the minimum quarterly distribution for that quarter;
     fourth, 98% to the common unitholders, pro rata, and 2% to GP LLC, until each unitholder has received an amount equal to the excess of $0.4025 over the minimum quarterly distribution for that quarter;
     fifth, 98% to the subordinated units, pro rata, and 2% to GP LLC, until each subordinated unit has received the minimum quarterly distribution for that quarter; and
     sixth, 98% to all unitholders, pro rata, and 2% to GP LLC, until each unitholder has received a distribution of $0.4025 per unit for that quarter.
     If cash distributions per unit exceed $0.4025 in any quarter, GP LLC will receive increasing percentages, up to a maximum of 50%, of the cash distributed in excess of that amount. These distributions are referred to as “incentive distributions.”
Conversion of Subordinated Units
     Pursuant the terms of the Partnership Agreement, in any quarter during the subordination period (the period Subordinated Units are outstanding), the Subordinated Units are entitled to receive the minimum quarterly distribution of $0.35 only after the Common Units have received the minimum quarterly distribution and any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated Units will not accrue distribution arrearages. The subordination period will end once the Issuer meets certain financial tests set forth in the Partnership Agreement. These financial tests require, among other things, that the Issuer either (a) have earned and paid the minimum quarterly distribution and arrearages (if any) on all of its outstanding units for any three consecutive, non-overlapping four-quarter periods or (b) have earned and paid an amount that equals or exceeds 150% of the annualized minimum quarterly distribution on each outstanding unit for any four-quarter period. When the subordination period ends, all remaining Subordinated Units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.
Limited Call Right
     Pursuant to the Partnership Agreement, if at any time GP LLC and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, GP LLC will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or to the Issuer, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by GP LLC, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of: (i) the highest price paid by either of GP LLC or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which GP LLC first mails notice of its election to purchase those partnership securities; and (ii) the current market price as of the date three days before the date the notice is mailed.
Voting Rights
     The Partnership Agreement sets forth the voting rights of the partners of the Issuer (including WES, WE, Williams Pipeline, Holdings and GP LLC), including, among others, those for the removal of GP LLC as the Issuer’s general partner, the transfer of the general partner interest in the Issuer and the transfer of the incentive distribution rights in the Partnership.

Registration Rights
     Under the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units, Subordinated Units, Class B Units or other partnership securities proposed to be sold by GP LLC or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of GP LLC as the Issuer’s general partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.
Amended and Restated Limited Liability Company Agreement of GP LLC
     Under the Amended and Restated Limited Liability Company Agreement of GP LLC, WES has the right to elect the members of the board of directors of GP LLC.
Redemption Agreement
     The description of the Redemption Agreement contained in Item 3 is hereby incorporated by reference herein.
     To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
     References to, and descriptions of, the Omnibus Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Omnibus Agreement filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 which is incorporated in its entirety in this Item 6. References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.3 to the Issuer’s annual report on Form 10-K (File No. 001-32599) filed with the Commission on February 28, 2007 which is incorporated in its entirety in this Item 6. References to, and descriptions of, the GP LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the GP LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 which is incorporated in its entirety in this Item 6.

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 18, 2008

The Williams Companies, Inc.

By:	/s/ Rodney J. Sailor

Name: Rodney J. Sailor
Title: Treasurer

Williams Energy Services, LLC

By:	/s/ Rodney J. Sailor

Name: Rodney J. Sailor
Title: Treasurer

Williams Partners GP LLC

By:	/s/ Rodney J. Sailor

Name: Rodney J. Sailor
Title: Treasurer

Schedule 1
Executive Officers of The Williams Companies, Inc.

Alan S. Armstrong
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Midstream
Citizenship: USA
Amount Beneficially Owned: 15,000 (less than 1%)* # & !
James J. Bender
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and general counsel
Citizenship: USA
Amount Beneficially Owned: 2,000 (less than 1%)* # &

Donald R. Chappel
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and chief financial officer
Citizenship: USA
Amount Beneficially Owned: 10,000 (less than 1%)* # &

Ralph A. Hill
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Exploration and Production
Citizenship: USA
Amount Beneficially Owned: 500 (less than 1%)* # &

Michael P. Johnson, Sr.
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and chief administrative officer
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)* # &

Steven J. Malcolm
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman of the board, chief executive officer and president
Citizenship: USA
Amount Beneficially Owned: 25,100 (less than 1%)* $ @

Phillip D. Wright
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Gas Pipeline
Citizenship: USA
Amount Beneficially Owned: 2,000 (less than 1%)* # &

Board of Directors of The Williams Companies, Inc.

Irl Engelhardt
c/o Peabody Energy
701 Market Street, 9th Floor
St. Louis, Missouri 63101
Principal Occupation: Chairman and chief executive officer of Peabody Energy, a private-sector coal company
Citizenship: USA
Amount Beneficially Owned: 0

Kathleen B. Cooper
c/o Southern Methodist University
213 Carr Collins Hall
330 University Boulevard
Dallas, TX 75275-0117
Principal Occupation: Senior Fellow
Citizenship: USA
Amount Beneficially Owned: 0

William R. Granberry
Compass Operating, LLC (“Compass”)
400 W. Illinois, Suite 1000
Midland, Texas 79701
Principal Occupation: Member of Compass, a company that explores for, develops and produces oil and gas in the Permian Basin of West Texas and southeast New Mexico
Citizenship: USA
Amount Beneficially Owned: 0

William E. Green
425 Sherman Avenue, Suite 100
Palo Alto, California 94306
Principal Occupation: Founder of William Green & Associates, a Palo Alto, California law firm, and vice president, general counsel and secretary of AIM Broadcasting, LLC, a broadcast media firm, whose address is 480 Lytton Avenue, Suite 7, Palo Alto, California 94301
Citizenship: USA

Amount Beneficially Owned: 1,000 (less than 1%)* # &

Juanita H. Hinshaw
7701 Forsyth Blvd., Suite 1000
Clayton, Missouri 63105
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 1,000 (less than 1%)* # &

W.R. Howell
42113 N. 105th Street
Scottsdale, Arizona 85262
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)* # &

Charles M. Lillis
9785 Maroon Circle, Suite 110
Englewood, Colorado 80112

Principal Occupation: Co-founder and principal of LoneTree Partners, a private equity investing group
Citizenship: USA
Amount Beneficially Owned: 0

George A. Lorch
1125 Dormie Drive
Naples, Florida 34108
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)+ #

William G. Lowrie
44 Goat Island Place
Sheldon, South Carolina 29941
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 1,350 (less than 1%)* # &

Frank T. MacInnis
c/o EMCOR Group, Inc.
301 Merritt Seven, 6th Floor
Norwalk, Connecticut 06851
Principal Occupation: Chairman of the board and chief executive officer of EMCOR Group, Inc., an electrical and mechanical construction and facilities management group
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)* # &

Steven J. Malcolm
(see above)

Janice D. Stoney
1314 Douglas-On-The-Mall
Omaha, Nebraska 68102
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)+ #

Executive Officers of Williams Energy Services, LLC

Steven J. Malcolm
(see above)

Alan S. Armstrong
(see above)

Michael P. Johnson
(see above)

Members of the Management Committee of Williams Energy Services, LLC

Steven J. Malcolm
(see above)

Michael P. Johnson
(see above)

Donald R. Chappel
(see above)

Executive Officers of Williams Partners GP LLC

Steven J. Malcolm
(see above)

Donald R. Chappel
(see above)

Alan S. Armstrong
(see above)

James J. Bender
(see above)

Board of Directors of Williams Partners GP LLC

Steven J. Malcolm
(see above)

Donald R. Chappel
(see above)

Alan S. Armstrong
(see above)

Rodney J. Sailor
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Director and Treasurer
Citizenship: USA
Amount Beneficially Owned: 0

Billy Z. Parker
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 8,616 (less than 1%)* # &

Alice M. Peterson
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: President of Syrus Global, a provider of ethics, compliance and reputation management solutions
Citizenship: USA
Amount Beneficially Owned: 3,616 (less than 1%) * &

H. Michael Krimbill
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 26,243 (less than 1%) * &

*   Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units
+   Listed Person holds such Common Units in joint tenancy with his wife and, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s wife also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units
#   Listed Person acquired a portion of Common Units pursuant to Issuer’s directed unit program
$   Listed Person acquired 25,000 Common Units pursuant to Issuer’s directed unit program and 100 Common Units in the open market
&   Listed Person has right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units
@   Listed Person is the trustee of The Steven J. Malcolm Revocable Trust dated 01/19/2000, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units
!   Listed Person is the trustee of The Shelly Stone Armstrong Trust dated August 10, 2004, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 5,000 Common Units held by the Trust.